UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

Update Corporate Governance and Structure

On March 5, 2004, Royal Dutch/Shell Group of Companies announced that it wishes to consider the views of shareholders and various advisory bodies in respect of the structure and overall governance of the Group.

A consultative review is being carried out by a Steering Group, drawn from the Boards of the two parent companies (the members being: Maarten van den Bergh, Sir Peter Job, Sir John Kerr (Chairman), Jonkheer Aarnout Loudon and Jeroen van der Veer). The Steering Group is assisted by a Working Group of senior Group executives, which includes the Legal Director, the Head of Group Taxation, the Group Treasurer and the Corporate Secretaries. Outside advisors, such as law and tax firms and investment bankers, are and will be consulted as appropriate.

The terms of reference are to review:

  possible simplification of Board/Group management structures improving the decision making processes and accountability enhancing effective leadership for the Group as a whole.

It is the intention that results emerging from this review will be made public by the Boards in November 2004, after which a round of further and more focussed consultation with shareholders will be undertaken, so that the entire process is concluded in the shareholders meeting of 2005, for implementation immediately thereafter.

A number of possible structures, and improvements to decision-making, accountability and enhancement of effective leadership, are under active consideration. Amongst other alternatives, forms of unified Boards, to which a CEO would report, are being studied. Nothing is ruled out at this stage.

The Board of Royal Dutch will propose to its Annual General Meeting of Shareholders in 2005 to abolish the priority shares.

At the upcoming Annual General Meetings of Royal Dutch and Shell Transport and Trading on June 28, 2004, both Chairmen will give an update based on the information provided above.

Investor Relations

Dave Lawrence	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Bart van der Steenstraten	+31 70 377 3996
Harold Hatchett	+1 212 218 3112

Media Relations

London:

Stuart Bruseth	+44 20 7934 6238
Andy Corrigan	+44 20 7934 5963
Simon Buerk	+44 20 7934 3453

The Hague:

Herman Kievits	+31 70 377 8750
Henk Bonder	+31 70 377 8750
Leon Tops	+31 70 377 8750

17 June 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 17 June 2004